STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                                Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

March 22, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Company filed a new Prospectus and Statement of Additional Information under Rule 485(a) on December 20, 2012, to add a new series, the Poland Large Cap Index.  The Staff of the Commission has requested certain revisionsregarding this filing by telephone call to the undersigned.  The Company has determined not to complete the Poland Large Cap Index fund at this time, pending resolution of some business issues relating to such Fund.  The Company, however, has decided to file an amendment under Rule 485(a) today to add a new series to the Company, the Baltic Index Fund.  In the filing made today, the Fund intends to address the Staff’s commentsthat were provided in connection with the Poland Index Fund, in order to correct the text of the materials for the Baltic Fund, as follows:

1.

The language in theShareholder Fees and Operating Expense tables on page 1 of the Prospectus  for the Class A shares, as required by Item 3 of Form N-1A for funds with sales loads, has been corrected to track the language in Item 3, and to remove references to fees that are not charged.  Additional corrections have been made as requested by the Staff to delete “not begun operations” and “including the fee waiver.”The same required language will also be included in a future 485(b) update of the Prospectuses of the other DMS series.

2.

The Account Service Fee has been renamed as a Small Account Service Fee, and language has been added to make it clear that this fee is only charged if an account falls below $1,000 in value, AND the shareholder does not elect to receive electronic statements.

3.

Under “primary risks” on page 4, the reference to “SEC rules” relating to definition of diversified funds has been changed to “Investment Company Act.”

4.

On page 6 under “MANAGEMENT,” the date of managing this series has been referenced, rather than the first DMS series.  Similar corrections have been made elsewhere in the document to refer to the specific Fund that is being filed, rather than prior series of DMS.

5.

The “TAX INFORMATION” on page 6 has been reduced to track more closely the abbreviated information requested by Item 7 of the form.

6.

On the bottom of page 7 in the heading “Low cost,” a reference has been added regarding the sales charge that is imposed as not normally being a concept of low cost.  Similar wording has been added to page 8, under “Costs of Investing.”

7.

The historical returns for the Index on page 10 have been corrected to the periods 1, 5, 10 years and since inception.

8.

The tax discussion on pages 16-17 has been revised to delete references to potential taxes charged by the foreign country.  The Fund does not believe that there are any such taxes in this case.

9.

In the SAI, the language relating to fundamental policies and concentration has been reviewed, and is believed to be appropriate for the Baltic Index fund.  The Baltic Index is not itself intended to be concentrated, but could be at times, and if it is the Fund will also be concentrated, as the Fund will replicate the Index.

10.

References to the Fund throughout the SAI have been corrected to refer to this Baltic Index Fund, and not to other DMS series.

11.

The signature pages of the N1-A have been corrected as requested.  The signature pages of the previous filings of the other DMS series will similarly be corrected pursuant to Rule 485(b) filings.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff that would be applicable to the Baltic Index Fund.If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm